UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Hampshire Group, Limited
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	06-0967107 (I.R.S. Employer Identification No.)

114 W. 41st Street, New York, New York (Address of principal executive offices)	10036 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class to be so registered	each class is to be so registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates:
Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Stock Purchase Rights
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered
On August 13, 2008, the Board of Directors of Hampshire Group, Limited (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.10 per share (the “Common Shares”), of the Company. The dividend is payable on August 25, 2008 (the “Record Date”) to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.10 per share (the “Preferred Shares”), of the Company at a price of $33.00 per one-thousandth of a Preferred Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) dated as of August 13, 2008, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).
Distribution Date; Exercisability
Initially, the Rights will be attached to all Common Share certificates and no separate Rights certificates will be issued. Separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the earlier to occur of (i) the tenth day following the public announcement or the Company’s receipt of notice that a person or group of affiliated or associated persons (except for stockholders that, together with their affiliates and associates, already have beneficial ownership (which is defined broadly to include, among other things, voting rights and certain derivatives and equity swaps) of more than 15% of the outstanding Common Shares, provided, among other limitations, that such stockholders do not become the beneficial owners of more than 20% of the outstanding Common Shares) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (an “Acquiring Person”) or (ii) the tenth business day (or such later day as the Board of Directors of the Company may determine prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% (or such other percentage as would otherwise result in such person or group becoming an Acquiring Person) or more of the outstanding Common Shares (the earlier of such dates being the “Distribution Date”).
The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
The Rights are not exercisable until the Distribution Date. Following the Distribution Date, holders of the Rights will be entitled to receive, upon exercise and the payment of $33.00 per Right, one one-thousandth of a Preferred Share. The Rights will expire on August 23, 2013 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Flip-In
If a person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions), each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will be null and void) will, after the Distribution Date, have the right to receive, upon exercise, a number of Common Shares having a then-current value equal to two times the exercise price of the Right.
In the event that the Company does not have a sufficient number of Common Shares available, or if the Board so elects, the Company may, among other things, substitute cash, assets or other securities for the Common Shares into which the Rights would have otherwise been exercisable.
Flip-Over
In the event that, following the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will be null and void) which has not theretofore been exercised will thereafter have the right to receive, upon exercise, a number of shares of Common Stock of the acquiring company having a then-current value equal to two times the exercise price of the Right.
Exchange
At any time after any person or group becomes an Acquiring Person and until such time as any person, together with all of such person’s affiliates and associates, becomes the beneficial owner of 50% or more of the then outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).
Redemption
At any time prior to an Acquiring Person becoming such, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Redemption Price will be adjusted to reflect any stock split, stock dividend or similar transaction.

Amendment of Rights Agreement
The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Board to make changes which do not adversely affect the interests of Rights holders (other than an Acquiring Person). In addition, until any person becomes an Acquiring Person, the Company may amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to not less than 10% of the outstanding Common Shares, provided, however, that no person or group will become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns.
Adjustments to Prevent Dilution
The Purchase Price payable, the number of Rights and the number of Preferred Shares, Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Rights Agreement.
Rights and Preferences of the Preferred Shares
Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will entitle the holder to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of $1,000 per share plus accrued but unpaid dividends and 1,000 times the aggregate per share amount to be distributed to the holders of Common Shares. Each Preferred Share will have 1,000 votes, voting together with the holders of Common Shares, except as required by law or any Certificate of Designation of Preferred Stock of the Company. In the event of any merger, consolidation or other transaction in which Common Shares are changed or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.
Rights of Holders
Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
Certain Anti-Takeover Effects
The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company, in a manner or on terms not approved by the Board of Directors. The Rights will not prevent a takeover of the Company. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% (or such other percentage as would otherwise result in such person or group becoming an Acquiring Person) or more of the outstanding Common Shares.

Further Information
A copy of the Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Designation”) setting forth the rights and preferences of the Preferred Shares has been filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 3.1 to the Company’s Current report on Form 8-K filed on August 15, 2008, and is incorporated herein by reference. A copy of the Rights Agreement has been filed with the SEC as Exhibit 4.1 to the Company’s Current report on Form 8-K filed on August 15, 2008, and is incorporated herein by reference. This summary description of the Preferred Shares and the Rights does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation and Rights Agreement.
Item 2. Exhibits
The following exhibits have been filed as exhibits to the Registration Statement and are hereby incorporated by reference:
3.1 Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on August 13, 2008 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 15, 2008).
4.1 Rights Agreement, dated as of August 13, 2008, between Hampshire Group, Limited and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 15, 2008).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
HAMPSHIRE GROUP, LIMITED
Date: August 15, 2008

By:	/s/ Heath L. Golden

	Name:	Heath L. Golden
	Title:	Vice President, General Counsel
and Secretary